United States
Securities and Exchange Commission
Washington, DC 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

LIGHTSPEED SYSTEMS, INC.
(Exact name of Issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

5304A Bellaire Boulevard
Bellaire, Texas 77401
713-664-0002

Jim Davidson
5304A Bellaire Boulevard
Bellaire, Texas 77401
785-393-1393

with copy to:
Donald G. Davis, Esq.
PO Box 12009
Marina del Rey, CA 90295
(310) 823-8300

3570	76-0424191
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

Issuer's Directors	Residential Address	Business Address
Jim Davidson	2040 W 31st Street, Apt. G169 Lawrence, KS 66046	5304A Bellaire Blvd Bellaire, Texas 77401
Ross Statham	5555 Hubbard Town Road Cumming GA 30028	5304A Bellaire Blvd Bellaire, Texas 77401
John Wiltbank	Apt. A321 501 S. Douglas Hwy Gillette, WY 82716	5304A Bellaire Blvd Bellaire, Texas 77401

Issuers Officers
Jim Davidson, Chief Executive Officer, Director
Ross Statham, Director
John Wiltbank, Secretary, Director

Promoters of the Issuer
None

Counsel to the Issuer
Donald G. Davis
Davis & Associates
PO Box 12009
Marina del Rey, CA 90295

"Record" and "Beneficial" owners of 5% or more of any class of the Issuer's equity securities:

Name	Percentage Outstanding
Reliable Distributors	63.4%
CTCR, Inc.	8.7%

Reliable Distributors Inc. is owned 33.33% by CTCR, Inc, 10% by Birch Systems, 5% by JohnWiltbank, and 51.67% by Sovereigns of the High Frontier Society.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in SEC Rule 262 under the Securities Act of 1933 (the "33 Act").

ITEM 3. Affiliate Sales

Not Applicable

ITEM 4. Jurisdiction in Which Securities Are to be Offered

The securities will be offered in Texas, California, New York, New Jersey, Florida, Nevada, Kansas, Missouri, Wisconsin, and Wyoming. The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered only pursuant to the extent that exemptions are available in that state or jurisdiction for such offer and sale.

If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement.

The securities will be offered by the President of the Company on a private basis to individuals or entities known to him or referred to him and who qualify under the state laws for such offers.

ITEM 5. Unregistered Securities Issued or Sold Within 1 Year (By the Company, or by any Officer, Director, Promoter or Principle Securities Holder)

Name of Issuer	Title of Securities	Amount of Securities	Aggregate Offering Price	Purchasers Names & Relationship	Basis of Exception
Lightspeed Systems	Common Stock	74,632,543	$15,000	Reliable Distributors no relationship	Regulation D
Lightspeed Systems	Common Stock	89,085	$9,800	Bill Spencer no relationship	Regulation D
Lightspeed Systems	Common Stock	89,085	$9,800	Steve Levinson no relationship	Regulation D
Lightspeed Systems	Common Stock	89,085	$9,800	William Krupnick no relationship	Regulation D
Lightspeed Systems	Common Stock	89,085	$9,800	Ross Baldwin no relationship	Regulation D
Lightspeed Systems	Common Stock	89,085	$9,800	Ron Levy no relationship	Regulation D
Lightspeed Systems	Common Stock	31,182	$3,430.02	CTCR, Inc. no relationship	Regulation D
Lightspeed Systems	Warrants (1)	890,850	0.00	Lightspeed Capital lender	Regulation D
Lightspeed Systems	Option (2)	1,000,000	0.00	Securities Compliance contractor	Regulation D

(1) 445,425 Warrants Exercisable at $0.35 per share, and 445,425 Warrants
(2) Exercisable at $0.01 per share

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its President, Jim Davidson. No compensation or commission will be paid in connection with the placement of the issuer's securities.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

ITEM 9. Use of a Solicitation of Interest Document

None

Dated: _______ __, 2008

PART II
"PRELIMINARY"
OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

LIGHTSPEED SYSTEMS, INC.
5304A Bellaire Blvd
Bellaire, TX 77401-3904
713-664-0002
(Address and telephone number of principal executive offices)

5,000,000 Units, each Unit consisting of One Share of Common Stock to be sold at $0.11 per Unit, One Class A Common Stock Purchase Warrant, One Class B Common Stock Purchase Warrant, and One Class C Common Stock Purchase Warrant

This Offering Circular relates to 5,000,000 Units offered by LightSpeed Capital, Inc., a Texas corporation ("LightSpeed", or the "Company"). Each Unit consists of one share of common stock, and includes one Class A Warrant, one Class B Warrant, and one Class C Warrant, and is being offered by LightSpeed at $0.11 per Unit. We will receive gross proceeds of up to $550,000 from the sale of up to 5,000,000 Units being offered by LightSpeed, and an additional $4,450,000 if all Warrants which are included in the Units are exercised. All warrants expire on a date 6 months after the date of this offering circular, unless the warrant exercise period is extended.

The Units are being offered by the Company on a "best efforts, no minimum basis". Up to 5,000,000 Units are offered, pursuant to the exemption from registration provided by Regulation A, promulgated by the Securities and Exchange Commission under the Securities Act of 1933.

The minimum investment in the offering is 10,000 Units or $1,100.00.

Approximate date of the commencement of the proposed sale to the public: As soon as practicable after the qualification of this Offering Statement. The offering of the units will terminate 90 days after qualification, with the option in the Company to extend the termination date by an additional 90 days.

This Information in this preliminary is not complete and may be changed. We may not sell these securities until a final offering circular is filed with the Securities and Exchange Commission and this offering circular is qualified by the Securities and Exchange Commission. This Offering Circular is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Total Maximum Units	$550,000	$0	$550,000
Shares issuable on exercise of class A warrants	$1,000,000	$0	$1,000,000
Share issuable on exercise of class B warrants	$1,650,000	$0	$1,650,000
Shares issuable on exercise of class C warrants	$1,800,000	$0	$1,800,000

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Initial offering costs of $23,200 have been advanced by the Company for legal services.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

The Company

LightSpeed Systems, Inc. ("LightSpeed" or the "Company" or "We") assembles and sells computer hardware, computer systems, and computer accessories, primarily to business customers.

We specialize in "add on" security hardware and protocols which protect computers and data for business customers. We also design, sell and install network systems, primarily for business customers. We sell our customers various data security systems, including encryption systems, voice and data communication security systems, software installations, education and training, and backup systems. We also provide ongoing customer support for installed computer systems both for our customers.

The Offering

This offering consists of 5,000,000 Units at $0.11 per Unit, each Unit consisting of One Share of Common Stock to be sold at $0.11 per Unit, One Class A Common Stock Purchase Warrant, exercisable at $0.20, One Class B Common Stock Purchase Warrant exercisable at $0.33, and One Class C Common Stock Purchase Warrant exercisable at $0.36. The warrants all expire if not exercised on or before a date 6 months from the date of this offering circular, unless said date is extended by the Company.

RISK FACTORS

Any investment in the Company's securities involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any Units. If these or other risks occur, the business, financial condition or results of operations of the Company would likely suffer. In such case the value of the common stock would likely decline, and investors could lose all or part of the money they paid to buy the Units.

<u>The Company has shown losses in 2007.</u> The Company made a minor profit of $189 in 2006, and a loss in 2007 of ($35,646).

Management believes that there is a strong risk of reoccurring losses in the future unless and until the Company can obtain sufficient additional Capital to permit it to increase marketing, hire additional people, expand inventory, and significantly increase its revenues.

The Company's operating history makes the potential for expansion of its business difficult to evaluate. There is no significant historical basis to assess how the Company will respond to competitive, economic or technological challenges on a regional or nationwide basis, if it obtains additional Capital to expand. Its prior business history has occurred primarily in Texas. The Company's business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of expansion, particularly companies like LightSpeed, which operate in competitive market places.

The Company's business is dependent on developing and maintaining relationship with certain key vendors. The Company has developed a group of Vendors whose products and services the Company can offer to its potential customers. If this group of vendors were to decrease, the Company would have less products and less diverse products to offer potential customers and would be less competitive in its business. Potential customers might seek alternative sources offering a wider range of products and the Company could lose customers and revenues.

Going Concern Status. The Company's financial statements are unaudited, and have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because of its financial history, there is substantial doubt as to its ability to continue as a going concern. As shown in the financial statements, during the fiscal year ended December 31, 2007, it incurred a loss of ($35,646). In addition, its cash flow requirements have been met only through substantial borrowing from shareholders, trade credit terms from vendors, and special sales events.

The Company has a working capital deficit of ($30,215) which means that its current assets on December 31, 2007 were not sufficient to satisfy its current liabilities on that date.

As a result, there is no assurance that the Company will be able to obtain new Capital sufficient to reverse its loss trend and commence to realize income. If it is unable to generate profits and unable to meet future working capital requirements, it may have to curtail its business sharply or cease operations altogether.

No assurance of success in marketing the Company's products and services. The Company expects that a substantial portion, if not all, of its future revenues will be derived from the sale of our computer systems, products and services. We expect that these product and service offerings and their extensions and derivatives will account for a majority, if not all, of its revenue for the foreseeable future. The successful introduction and broad market acceptance of our products - as well as the development, introduction and market acceptance of future enhancements - are, therefore, critical to our success and ability to generate revenues. There can be no assurance that we will be successful in marketing our current product and services, or any new product and service offerings, or enhancements. Failure to achieve significantly more market penetration for our products and services, as a result of competition, technological change, or otherwise, would significantly harm our business. Our revenues could be substantially less than we expect if these risks affect our ability to successfully sell our products and services.

The Company could fail to attract or retain key personnel, which could be detrimental to its operations. The Company's success largely depends on the efforts and abilities of Jim Davidson, its Chief Executive Officer and President, and David Greer its chief technician, and Jay Hall, its chief operating officer. The loss of the services of any of these key personnel could materially harm its business because of the cost and time necessary to find a successor. Such a loss would also divert management attention away from operational issues. It does not presently maintain key-man life insurance policies on its officers, and does not have written employment contracts with these key personnel.

There has been no prior market for the Company's shares and there may be only limited ways to transfer shares. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company.

The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. The Company intends to apply for quotation of its common stock on the over-the-counter Pink Sheet market, but the Company cannot assure that it will be successful in such application, or that if successful, that a market for the common stock will develop or continue on the Pink Sheets, or any other market or exchange. Therefore, purchasers of the shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

If the Company's shares are quoted on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media of the Company. As a result, prices for the shares of the Company's common stock may be lower than might otherwise prevail if its common stock was traded on a national securities exchange.

State Blue Sky registration: potential limitations on resale of the shares. The holders of the shares of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption". This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (I) the names of issuers, officers, and directors (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and certain states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The other states do not have any provisions and therefore do not expressly recognize the manual exemption, and the securities may not be tradable in such states.

Any Future trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading or share price. If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock will likely be below $5.00 per share. As a result of this price level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Existing "restricted" shares may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are 77 million shares of the Company's common stock outstanding, of which 74,663,725 are held by officers, directors, affiliates or entities controlled by them, and are subject to the trading volume limitations of Rule 144. These shares either are available for resale, or may become available for resale after a one-year holding period from the date of issuance from the Company. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, regardless of how its business is doing.

Management and affiliates will continue to own enough shares to control shareholder vote, which limits the rights of future shareholders. The Company's officers, directors, and principle shareholders, will own approximately 77.6 % of the outstanding common stock upon sale of all the Units, and before any warrant exercise. As a result, these persons will control the vote on matters that require stockholder approval such as election of directors, or, by way of example; approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions. Such persons will also continue to hold control, assuming exercise of all the warrants.

Risks of the Business Computer and Peripherals market. The success of the Company's current business is predicated upon the continued expansion of the business computer and peripheral market, and the need for expanded services to this market. This market is often adversely affected by general economic down turn, by changes in technology giving rise to workable substitutions, and by consolidation in the industry.

In addition the general economic condition of the southwest, and the nation as a whole, will impact the company's level of future sales of products and services.

Competition. The market for the Company's products and services is highly competitive. The Company faces the competition from other local stores offering computer repair services, from local and national manufacturers of computer systems, and from web sites retailing computer systems.

Best Buy with their Geek Squad service technicians and Wal-Mart electronics are two examples of major competitors in the Company's market. Many existing competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

Forward Looking Statements.

This Memorandum contains forward-looking statements regarding the Company and its plans and prospects. The forward-looking statements and associated risks set forth in this Memorandum include or relate to, the Company's need to increase revenues and move to net profits, which is dependent both on the infusion of additional capital and on management's ability to timely execute product advertising, marketing, and personnel strategies in order to boost the overall sales, among other factors. Such forward looking statements are also based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions. Such assumptions are difficult or impossible to predict accurately, and many are beyond the Company's control. These statements may be found under Risk Factors and in "Business," as well as elsewhere in this Memorandum.

Actual future events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described elsewhere in this Memorandum.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net Tangible Book Value per share is calculated by taking Net tangible assets of the Company (total assets less total liabilities), and dividing by the number of shares of common stock outstanding.

As of December 31, 2007, balance sheet, the Company had a net tangible book value of ($70,120).

The scenarios illustrated below represent an immediate dilution to investors in this offering, and an increase in net tangible book value to present shareholders.

<u>1. No exercise of warrants</u>

The sale of all the 5,000,000 shares included in the Units at $0.11 per share would result in 82 million shares of common stock outstanding and an adjusted net tangible book value of $479,880 or $0.0056 per share, assuming no warrants are exercised, based on the Company's balance sheet at December 31, 2007.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	77,000,000			varied		varied
New Investors	5,000,000	550,000		550,000		$0.11
Total	82,000,000	100%			100%	

Initial public price per share	$0.11	
Net tangible book value before offering		($70,120).
Net tangible book value after offering		$479,880
Increase per share attributable to new investors		$0.0065
Dilution per share to new investors	$0.0009	

If an Intermediate number of shares sold (if 2,500,000 Units are sold for an aggregate of $275,000 in proceeds)

The sale of 2,500,000 shares included in the sale of 2,500,000 Units at $0.11 per share would result in 79,500,000 shares of common stock outstanding and an adjusted net tangible book value of $204,880 or $0.0026 per share, assuming no warrants are exercised.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	77,000,000					
New Investors	2,500,000	275,000		275,000		0.11
Total	79,500,000	100%			100%	

Initial public price per share	$0.11	
Net tangible book value before offering		($70,120).
Net tangible book value after offering		$204,880
Increase per share attributable to new investors		$0.0035
Dilution per share to new investors	$0.0009	

If 1,000,000 Units are sold (If 1,000,000 Units sold for $110,000 in proceeds)

The sale of 1,000,000 shares included in the sale of 1,000,000 Units at $0.11 per share would result in 78,000,000 shares of common stock outstanding and an adjusted net tangible book value of $39,880 or $0.00005 per share, assuming no warrants are exercised.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	77,000,000					
New Investors	1,000,000	110,000		110,000		$0.11
Total	78,000,000	100%			100%	

Initial public price per share $0.11

Net tangible book value before offering	$($70,120).
Net tangible book value after offering	$39,880
Increase per share attributable to new investors	$0.0014
Dilution per share to new investors	$0.0009

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for sale of the shares. The Company anticipates that the shares will be offered and sold by the Company, or through the selling efforts of brokers or dealers not yet identified. If the Company does locate a broker or a dealer to offer its shares, then the Company will file with the Securities an Exchange Commission an amendment to this Offering Circular identifying such broker or dealer.

The Company's President, Jim Davidson, will be offering the shares for sale for the Company in a manner complying with the exemptions applicable in the jurisdiction for such sale. Such shares will be offered without commission or payment. Any executive officer or director of the Company may make referrals to Mr. Davidson of potential prospects for the possible sale of the securities. The offering will be presented primarily through mail or telephone to those who expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this circular. The form of subscription agreement is attached as an exhibit to this Offering Statement.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Davidson is not considered to be a broker as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) has not participated in selling an offering of securities during the last 12 months.

The offering of Units will terminate 90 days after the qualification of this offering statement, subject to the option in the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received will be held by Community National Bank, Bellaire, Texas, which will hold the funds in a Company bank account until notification for release from the Company.

No subscription proceeds will be released until at least $55,000 (500,000 Units) have been subscribed ("Minimum Subscriptions"). If minimum subscriptions are not obtained by the termination date of the offer, all proceeds will be returned to subscribers without offset or deduction. Once minimum subscriptions are received, the proceeds from all subsequent subscriptions will become available for use by the Company.

The Company is offering the shares on a "best efforts" basis, which means that there is no guarantee that the maximum number of Units will be sold, and it may be that only 500,000 Units will be sold. Stock certificates representing the number of shares purchased will be delivered to the investor by the Company.

USE OF PROCEEDS

The following table sets forth an estimated use of offering proceeds based upon the sale of 5,000,000, 2,500,000, and 500,000 Units, respectively:

Description	On sale of 5,000,000 Units	On sale of 2,500,000 Units	On sale of 500,000 Units
Proceeds	$ 550,000	$250,000	$55,000
Fees & Commissions	50,000	25,000	5,000
Reduce existing debt	50,000	25,000	5,000
Additional Inventory	50,000	25,000	5,000
Staff development	30,000	15,000	3,000
Store Accounting System	15,000	7,500	1,500
Web site development	50,000	25,000	5,000
Marketing Campaign	100,000	50,000	10,000
New Stores	160,000	80,000	16,000
Patent apps/IP development	25,000	12,500	2,500
Working Capital	20,000	10,000	2,000
Total	$ 550,000	$250,000	$55,000

The Company intends to primarily use the funds raised in this offering to build market share in Texas, to reduce its current liabilities, and to expand its inventory and product lines. The Company intends to use part of the proceeds to become quoted on the OTC Pink Sheets, and part of the proceeds to pay the costs of NASD filings and periodic public filings of Company information, which involve the expenses of periodic unaudited GAAP financial statements and additional legal costs.

The Company intends that cash reserves, including proceeds from this offering not otherwise immediately applied to the stated uses, will be invested in money market funds, certificates of deposit, U.S. Treasury Bills or other financial instruments to provide the Company return on its cash reserves while maintaining liquidity.

DESCRIPTION OF THE BUSINESS

The Company

Lightspeed Systems was initially organized as a sole proprietorship in October 1986. The Company began by providing internet bulletin board consulting services and by assembling and selling personal computer clones. In 1994, the Company was incorporated in Texas. Since 1997, the Company has occupied a retail store location in the 5300 block of Bellaire Boulevard, Bellaire, Texas.

The Company's business has evolved since its beginnings so that today the Company sells the following products and services, primary to business customers:

- Computer Servers and desktop and laptop computers, including our branded ByteLok™ Computers and computer systems
- Service and support for the equipment we sell, including in-store and in-office repairs, and upgrade sales and service under our trademark "SecurITupgrade"™
- Data protection, and data encryption to software.
- We also offer secure computer connection services to ensure private communications
- We sell our products and services both on line, and in our brick and mortar store where customers can obtain systems, parts, and service, and education in security, communications privacy, encryption, software, hardware, networks, and operating systems.

The Computer Sales Industry

Management believes the market for computers is large and growing. Management believes that the industry for computers includes several large product providers, and many small ones, and is highly fragmented. Worldwide, the top five computer makers shipped less than half the computers sold.

The market for new computer sales is significantly more fragmented globally than it is domestically. Worldwide, the top five computer manufacturers (HP, Dell, Lenovo, Acer, Toshiba - in that order) represent less than 50% of the total market. The rest of the market is fragmented with few companies manufacturing more than one percent of the total. In the USA, the market is dominated by two major players, Dell and HP (in that order) with a combined market share of over 54%. The top five players (Dell, HP, Gateway, Toshiba, Apple) have over 72% of the market.

Management believes service and support of computers is even more thoroughly fragmented, with no player having more than 5% share in several service markets, and many service markets with only a 1% share held by any one competitor. For example, in computer repair service, the leading competitor, Best Buy's Geek Squad, has in management's estimation at most a 5% market share in the USA.

The Company's Products and Services

The Company offers products and services in the categories of computer systems, networking, security, education, support, and financing.

LightSpeed System's new computer systems include the VolksKomputer desktop computers, ranging from $288 to $2488 in price. We also have a higher quality series of LightSpeed Professional systems running from $588 to $7,888, designed for business users. We also sell laptops, typically in conjunction with our sales of security services. The Company also sells monitors, nineteen-inch rackspace components, and various computer accessories. In addition, we also offer refurbished computer systems.

Our branded ByteLok™ secure computer systems are based on our LightSpeed Professional systems, and are sold at a $750 premium because several security protocols are included. For an additional $250 we also offer external secure boot keys, to further increase security.

Our SecurITupgrade™ service adds security components to any existing system for a flat $1,900, which covers both parts and service.

LightSpeed Professional systems are intended for the business customer. A typical system is the LightSpeed Professional Executive Workstation priced at $1199. It comes with a 5 gigahertz AMD64 dual core CPU, 4 gigabytes of RAM, 500 gigabyte hard drive, 256 meg video card, DVDRW and DVD drives, a card reader, a 1.44 inch floppy drive, mouse and keyboard, and Windows Vista Ultimate (or various flavors of Linux).

A typical monitor is the 19 inch flat screen "Acer Widescreen" which we sell for $239. Most computer buyers have a favorite monitor, mouse, and keyboard already. However, some customers want a new monitor. Our flat screen monitors run from $229 to $299. We also have used cathode ray tube (CRT) monitors for $49 to $99. In 2007 the Company sold a total of 120 computers and computer systems.

The Company offers networking services, including installation, cable pulling, and network troubleshooting.

A major emerging market in the industry is the widespread need for "secure" computing solutions. There are now open source solutions to provide data encryption so that without your password, or an external key and password, your data is not exposed. But, secure computing means more than just thwarting thieves. It also means having a backup solution so that your data is not lost to you if your laptop is stolen.

We have a team of experts who can provide encryption of computers and servers from the root file system on up. We have a network of vendors who can provide encryption installation, network services, encrypted e-mail, virtual private networking, and other technology solutions to data security problems. Our own products, ByteLok™ and SecurITupgrade™, combine hardware, software, and networking tools to provide a security and backup for our customers.

One of the high margin services we provide is education. Our most important classes and tutoring sessions are in secure computing. We offer training in using operating systems, business application software such as Word and Excel, and more complex software such as database development software, and encryption technologies. We provide education either in our store or in the customer's office, utililizing independent trainers whom we retain as needed to support this service. We put on 4 separate training sessions in 2007 in our store.

We provide computer repair services, and fix all brands of computers. These services can be rendered either in our store, or at the customer's office.

Other services include installations, specialty set-ups, and maintenance contracts for companies. We can also provide services to companies with existing IT departments by providing temporary help to fill in during peak periods. More often, we provide services to companies with no IT departments by supporting them with upgrades, ongoing maintenance, or new installations. We provide network installations, cable pulling, and similar services. We also have consultants who can provide other specialty IT needs, such as web site development and e-commerce development.

We offer continuing support services pursuant to month to month or term maintenance service contracts to our business customers. These maintenance service contracts begin at $500 per month, for installations of fewer than ten computers.

Distribution

The Company currently has three distribution channels: in store, at the customer's site, and on the web. Provided we obtain additional capital, we intend to expand our web site.

Demographics

The typical consumer for LightSpeed Systems products and services is male, twenty-one to forty-nine years old, with some college education, and income between $25,000 and $80,000 per year. The typical business customer is a small business owner or entrepreneur with revenues of $500,000 to $1 million per year, in business for five or more years. We continue to undertake market research of our existing clientele to better identify and market to their needs.

Advertising

The Company currently has a web site at golightspeed.com which is developed and operated by the chief technology officer and his staff as needed. The web site allows for online ordering, credit card processing through a secure interface, and is database driven to allow for ease of model specification updates.

Providing new capital can be obtained, the Company is contemplating a marketing strategy that would mostly involve direct e-mail advertisements.

Market Research

An important part of our marketing plan is a commitment to marketing research. We hire outside consultants from time to time who perform surveys, focus groups, and collect information from the web, libraries, and other resources to ensure that we have up to date information about the markets we pursue.

DESCRIPTION OF PROPERTY

The Company currently operates one store which combines warehouse, repair shop, product display, customer consultation, scheduling, and accounting operations in one space. The Company's store is located at 5302 Bellaire Blvd, Bellaire, TX 77401-3904. These facilities consist of a total of 1,800 square feet, of which 950 square feet is retail space, 50 square feet is warehouse, and 800 square feet is office and repair facility. The Company has a long term lease which runs through September of 2011, at a monthly rent of $2,240 per month. Were the Company to lose this space for any reason, comparable space is readily available in the same general area at comparable rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and the notes to those statements included with this offering circular. This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those discussed below, under the heading "Risk Factors," or elsewhere in this document. See "Forward Looking Statements".

Our primary business focus is the micro-computer repair industry, and the business of selling computers, peripherals, consumer electronics, cables, and software.

Financial Condition

The financial condition of the company is poor. Although 2007 revenues are higher than 2006, the extraordinary costs associated with the acquisition, transition, and changes in operating costs, including an increase in rent, have replaced a minor profit in 2006 with losses in 2007.

Revenues continue to improve, especially with web sales in first and second quarter 2008. Management is hopefull, but cannot guarantee, that the Company will realize net profits in third and fourth quarter 2008, with the result that fiscal 2008 might be profitable overall.

Given the losses incurred by our company in prior years, we have undertaken several measures to promote our success:

- Aggressive reduction in our general and administrative costs. By dismissing nonessential employees and implementing other aggressive cost cutting measures, we reduced our general and administrative costs in 2008.
- A search for additional equity. We have organized this offering, in an effort to gain additional capital for the business.
- Negotiations with short term creditors. We currently are negotiating with several of our short term creditors to lengthen the repayment periods for the monies owed to them.

Financial Data
See attached Financial Statements

The Company is not generating adequate revenues to meet its ongoing daily operations and is reliant upon the successful placement of this offering and the proceeds therefrom to maintain and continue its existing operations as well as to expand and grow its operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the Board of directors and executive officers of the Company:

Name	Age	Position Commenced	Date Directorship Commenced
Jim Davidson	46	Chairman of the Board,	March 15, 2007
		President, CEO, Director	
John Wiltbank	22	Secretary, Director	April 2, 2008
Ross Statham	55	Director	April 2, 2008

Jim Davidson, President, CEO, Director

Education

Rice University, Houston, Texas.
Jesse H. Jones Graduate School of Administration
Master of Business Administration, Marketing, May 1987.

Columbia University, New York, New York.
Bachelor of Arts, History, May 1985.

John Jay Scholar, National Merit Scholar. Organized Columbia L5 Society. Minor studies in astrophysics and economics.

Experience

Chief Executive Officer, February 2004 to present. (Please note, EZEZ is the successor in interest to Indomitus Industries.) Responsible for business planning, investor relations, and business development. The company was re-organized in 2005 to capitalize on free market money opportunities worldwide.

Gold Barter Holdings, Awdal Free Port, Awdal
President, January 2002 to December 2003. Mr. Davidson co-founded the company in July 2000 to develop alternative online auction systems. The company released GoldBarter.com in 2001 and Cambist.net later that year. By early 2002, the need for consistent cash flow led to the expansion of Cambist into exchanging national currencies for online gold. Under Mr. Davidson's leadership the company secured debt and equity financing, reduced debt to less than 10% of capital, and posted four successive quarters of profit in 2003.

Awdal Roads Company, Port Louis, Republic of Mauritius.
Executive Vice President & CFO, January 2000 to July 2002. Responsible for business planning, investor relations, and business development. The company was organized in 2000 to capitalize on infrastructure opportunities in Awdal. During 2001 the company established agreements with local clan elders suited to the establishment of a free port facility. Following the attacks at the World Trade Center, the company put further development plans on hiatus due to various NATO pronouncements about anticipated bombing of port facilities in Somalia. In early 2002 the company explored a new free zone opportunity in the Coast Salish territories of North America. In late 2003, another free zone opportunity in east Africa was brought to the attention of the company.

John Wiltbank, Secretary, Director

John Wiltbank is an Eagle Scout, can read and speak basic Spanish, is licensed to operate forklifts. Experienced in using and repairing computers, and can write basic HTML(web pages). For two years (2000-2002) John did full-time missionary work for The Church of Jesus Christ of Latter-day Saints.

Computer Doctors
Self-Employed Computer Specialist

Visionary Communications
Technical Support

Madison Aluminum Products
Summer 1999-April 2000
Gutter Installer

Ross Statham, Director

Mr. Statham holds a Bachelor of Science from the University of Alabama

Ross Statham is the Managing Director of Birch Systems, a professional services company focused on bringing mission focused solutions to commercial and government clients. These clients include The US State Department, The US Department of Defense, The US Department of Veteran's Affairs, Alamo Bank & Trust, Transportation Casualty Insurance Company, Rollins Corporation, BellSouth and the State of Louisiana's Department of Public Safety. Teaming agreements include IBM, Accenture and CIBER. Mr. Statham founded this company in 2001, and has been its managing director from that date.

The Company's Directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's certificate of Incorporation provides that the number of Directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining Directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers or directors of the Company are currently paid compensation, nor have any of them been paid compensation by the Company during the last fiscal year.

Employment Agreements

The Company has no Employment Agreements with any of its officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and Directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Name	Number of Shares	Before Offering (1) Percent of Class (1)
Jim Davidson		0
John Wiltbank		0
Ross Statham		63.4%
CTCR, Inc.		8.7%

*Less than 1%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 75,077,968.

CERTAIN TRANSACTIONS

On December 4, 2007, the Company borrowed the sum of $50,000 from LightSpeed Capital, Inc., evidenced by a Promissory Note, bearing interest at 6% per annum until paid, principal and interest all due and payable on March 15, 2008.

The Note provided for the payment of additional interest in the form of the issuance to the Note holder of 445,425 shares of the Company's restricted common stock, and two sets of warrants, one set of warrants to acquire 445,425 shares of the Company's common stock at the exercise price of $0.35 per share, and a second set of warrants to acquire 445,425 shares of the Company's common stock at an exercise price of $0.75 per share.

The holder of this note has agreed to extend its maturity date to September 15, 2008. The note is secured by all of the assets of the Company, and by a pledge of 48,663,725 shares of LightSpeed Systems, Inc. common stock, with provisions for the pledge of additional shares if necessary in order to assure that the pledged shares and the shares issuable on warrant exercise in the aggregate will equal a majority of the Company's then outstanding common stock.

LightSpeed Capital, Inc. was organized by 5 private accredited investors who contributed its capital. None of said 5 accredited investors is an officer, director, or 10% or more shareholder of LightSpeed Systems, Inc.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value. We are offering 5,000,000 Units under this Offering Circular.

Units

Each Unit offered hereby consists of one share of common stock, one class A warrant, one class B warrant and one class C warrant. The common stock and warrants will be immediately, separately transferable after the initial closing of this offering.

Common Stock

We have 75,077,968 shares of our common stock currently issued and outstanding. All common shares have equal voting rights and are non assessable. Voting rights are not cumulative. The holders of more than 50% of the voting stock could, if they choose to do so, elect all of the Directors. Upon liquidation, dissolution or winding up of the Corporation, and after the payment of liabilities and satisfaction of all claims our assets will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for additional securities and they have no right to require us to redeem or purchase their shares.

Holders of our common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors, out of funds legally available for that purpose after payment of any dividends to the holders of our preferred stock. We have not paid any cash dividends on our common stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Warrants

Each class A warrant, class B warrant and class C warrant entitles the registered holder thereof to purchase one share of common stock from us at a price of $0.20 per share, $0.33 per share, and $0.36 per share respectively, subject to adjustment in certain circumstances, The class A warrants are exercisable for a period of 6 months from the date hereof, the class B warrants are exercisable for a period of 6 months from the date hereof, and the class C warrants are exercisable for a period of 6 months from the date hereof, subject to the Company's option in its sole discretion to extend the period over which the warrants may be exercised for up to an additional 6 months.

The exercise prices and number of shares of common stock or other securities issuable upon exercise of the warrants are subject to adjustment in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company's.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price to the warrant agent for the number of warrants being exercised. Holders of the warrants do not have the rights or privileges of holders of common stock.

Preferred Stock

We are not currently authorized to issue Preferred stock and have none.

Change in Control Provisions

There are no provisions in our charter or bylaws that would delay, defer or prevent a change in our control.

FINANCIALS

Lightspeed Systems

Balance Sheet

31 March 2008

Assets	
Current Assets	
Cash	(819)
Accounts receivable - trade	(562)
Inventory	(5,741)
Total Current Assets	(7,122)
Property Plant and Equipment	
Building Improvements	4,100
Furniture, fixtures, computers	2,525
Accumulated depreciation	(1,703)
Total property, plant, and equipment	4,922
Other Assets:	
Deposits	(2,284)
Total other Assets	(2,284)
Total Assets	(4,484)
Current Liabilities	
Accounts payable - trade	(7,142)
Accrued payroll liabilities payable	(1,281)
Employee loan	976
Sales tax payable	533
Note payable current	11,500
Total Current Liabilities	4,586
Long-term Liabilities	
Note payable	31,751
Loans Shareholder	11,163
Total Long-term Liabilities	42,914
Total Liabilities	47,500
Shareholders' Equity	
Common stock	1,000
Retained Earnings	(52,984)
Total Shareholders' Equity	(51,984)
Sum of Equity and Liabilities	(4,484)

Lightspeed Systems

Statement of Income

31 March 2008

Revenues	
Sales, less returns and allowances	$38,374
Cost of sales	
Purchases	7,026
Total Cost of Sales	7,026
Gross Profit	$31,384
General and Administrative Expenses	29,026
Income from operations	2,322
Sale of Assets	0
Interest income	0
Income before federal income taxes	2,322
Income tax expense for quarter	0
Net income, first quarter 2008	2,322

Lightspeed Systems

Statement of Retained Earnings

31 March 2008

Retained earnings 31 March 2008	$2,322

Notes to Financial Statements

Lightspeed Systems, Inc.

31 March 2008

(Unaudited)

Note 1. Summary of significant accounting policies

This summary of significant accounting policies of Lightspeed Systems, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Nature of Business
The Company is a closely-held entity engaged in selling computer industry products and services to consumer and business customers. Its primary business is repair services of personal computers. The services are performed at the company's shop or the client's place of business. It custom builds computers to the client's needs and provided related services in the State of Texas and in the greater Gulf Coast region of the United States.

(b) Accounts Receivable
The Company extends credit to customers in accordance with normal industry practice. In the opinion of management, all accounts receivable were collectible at end of the quarter.

(c) Inventory
The Company maintains a stock of computers and computer parts for use in shop applications. Inventory is stated at the lower of cost or market on the first-in, first-out method.

(d) Property and Equipment
Property and equipment amounts are stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over lives ranging from three to thirty-nine years.

(e) Sales and Revenues
Revenue is generated through customized computer sales and services. Repair jobs in progress at quarter end are not recorded until the customers are billed.

(f) Cash and equivalents
The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for the purpose of determining cash flow.

(g) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Accounts Receivable
Accounts receivable consist of amounts due on open customer accounts and contract balances. The Company has not established an allowance for doubtful accounts and does not use the reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period that management determines collections are not probable.

Note 3. Related party transactions
The Company has a note payable due to a majority shareholder. The note bears interest at 10% and is due on Sept 15, 2008.

Note 4. Income Taxes
The Company files income tax return on a cash basis, resulting in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes. These differences result principally from the timing of reporting account receivable and account payable and net operating loss carry forwards.

Note 5. Concentration of credit risk
The majority of the Company's accounts receivable are from customers located in the greater Gulf Coast area of Texas.

Note 6. Notes Payable
Notes payable are substantially unchanged from the year ended 31 December 2007.

Note 7. Compensated absences
The company has not accrued for any compensated absences such as vacation.

Note 8. Leases
The company lease agreement is substantially the same as at the end of 31 December 2007.

Note 9. Advertising
Advertising expenses are indicated as incurred.

Note 10. Change in Ownership
The company restated its authorization to issue shares at the end of 2007 and has issued significant shares under this authority.

FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

WILLIAMSON, JASTER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
HOUSTON, TEXAS

INDEX

Williamson, Jaster & Company
CERTIFIED PUBLIC ACCOUNTANTS

9731 WORTHAM BLVD., SUITE 101
HOUSTON, TEXAS 77065

TELEPHONE: (281) 955-9554
FACSIMILE: (281) 955-2786

Board of Directors
Lightspeed Systems, Inc.
5304A Bellaire Blvd
Houston, Texas 77401

We have compiled the accompanying balance sheet of Lightspeed Systems, Inc. (a corporation) as of December 31, 2007, and the related statement of income, and retained earnings, and cash flows for the Year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Williamson, Jaster & Company
WILLIAMSON JASTER & COMPANY

March 17, 2008

LIGHTSPEED SYSTEMS INC

BALANCE SHEET

December 31, 2007

ASSETS

Current Assets:		
Cash	$	868
Accounts receivable - trade		562
Inventory		5,510
Total Current Assets		6,940
Property, Plant and Equipment:		
Building improvements		4,100
Furniture, fixtures and computers		2,525
Accumulated depreciation		(1,703)
Total Property, Plant and Equipment		4,922
Other Assets:		
Deposits		2,285
Total Other Assets		2,285
Total Assets	**$**	**14,147**

See accompanying notes and accountants' report.

LIGHTSPEED SYSTEMS INC

BALANCE SHEET

December 31, 2007

CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:	
Accounts payable - trade	$ 12,105
Accrued payroll liabilities payable	935
Employee Loan	1,977
Sales tax payable	668
Note payable current	21,470
Total Current Liabilities	37,155
Long-term Liabilities:	
Note Payable	37,651
Loans Shareholder	9,461
Total Long-term Liabilities	47,112
Total Liabilities	**84,267**
Shareholders' Equity:	
Common stock	1,000
Retained earnings	(71,120)
	(70,120)
Total Shareholders' Equity	**(70,120)**
Total Shareholders' Equity	**$ 14,147**

See accompanying notes and accountants' report.

LIGHTSPEED SYSTEMS INC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Sales, less returns and allowances	$	204,619
Cost of Sales:		
Purchases		83,035
Total Cost of Sales		83,035
Gross Profit		121,584
General and Administrative Expenses		149,511
Income (Loss) from Operations		(27,927)
Sale of Assets		(7,742)
Interest Income		23
Income (Loss) before federal income taxes		(35,646)
Income Tax Expense		-
Net Income		(35,646)

See accompanying notes and accountants' report.

STATEMENT OF RETAINED EARNINGS

LIGHTSPEED SYSTEMS INC

For the Year Ended December 31, 2007

(Unaudited)

Retained Earnings, January 1, 2007	$ (35,474)
Net income for 2007	(35,646)
Retained Earnings, December 31, 2007	$ (71,120)

See Accountant's Compilation Report.

See Notes to Financial Statements.

LIGHTSPEED SYSTEMS INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net Income	$	(35,646)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,000
Loss on sale of asset		7,742
(Increase) decrease in:		
Accounts receivable		446
Inventory		(2,967)
Increase (decrease) in:		
Accounts payable		4,041
Accrued liabilities		(25)
Sales taxes payable		(377)
Credit Cards Payable		(373)
Net cash used in operating activities		**(25,159)**
Cash Flow from Investing activities:		
purchase equipment		(6,110)
Net cash provided (used) by investing activities		**(6,110)**
Cash Flow from financing activities:		
New Borrowings: Long Term		35,647
Total Net Borrowings		35,647
Shareholder Loans		9,461
Debt reduction: Short & Long-term debt		(13,361)
Net cash provided (used) by financing activities		**31,747**
Net increase (decrease) in cash and equivalents		478
Cash and equivalents, beginning of year		390
Cash and equivalents, end of year		**868**

See accompanying notes and accountants' report.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

(Unaudited)

NOTE 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Lightspeed Systems Inc (the (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Nature of Business

The Company is a closely-held entity engaged in computer industry for consumer and business industry. Their primary business is repair services of personal computers. The services are performed at the company's shop or the client's place of business. They custom build computers to the client's needs and related services in the State of Texas, and greater Gulf Coast region of the United States.

(b) Accounts Receivable

The Company extends credit to customers in accordance with normal industry practice. In the opinion of management, all accounts receivable were collectible at year end.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

(Unaudited)

(c) Inventory

The Company maintains a stock of computers & computer parts for use in shop applications. Inventory is stated at the lower of cost or market on the first-in, first-out method.

(d) Property and Equipment

Property and equipment amounts are stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over lives ranging from three to thirty-nine years.

(e) Sales and Revenues

Revenue is generated through customized computer requirements, repairing customers computer to make them functional, or upgrading to make them more efficient. Jobs in progress at year-end were $1,288, which are not recorded until the customers. are billed.

(f) Cash and Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for the purpose of determining cash flow.

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- Accounts Receivable

Accounts Receivable consist of amounts due on open customer accounts and contract balances. The Company has not established an allowance for doubtful accounts and does not use the reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period that management determines collections are not probable. Ten customers comprise 100% of the trade receivables at December 31, 2007.

NOTE 3 - Related Party Transactions

The Company has a note payable in the amount of $9,461 due to the majority shareholder. The note bears interest at 0% and is due on demand.

Note 4 – Income Taxes

The company files income tax return on a cash basis, resulting in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes.

These differences result principally from the timing of reporting account receivable and account payable, and net operating loss carryforwards.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

(Unaudited)

Note 4 – Income Taxes (Continued)

Reconciliation of income before taxes with Federal taxable income:

Financial Income before income taxes	-$35,647
Accounts Receivable 2007	-562
Accounts Receivable 2006	1,008
Accounts Payable 2007	12,105
Accounts Payable 2006	-8,064
50% Entetainment & meals	$46
Taxable Income	-$31,114
Income tax	$0
Taxable rate as a percentage of taxable income	0%

As of December 31, 2007, the company has United States net operating loss carryforwards, which may be applied to future taxable income, of $59,677. Net operating loss carryforwards expire as follows:

Tax year	
2022	$ 3,291
2023	1,227
2025	21,156
2026	2,889
2027	31,114
	$ 59,677

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

(Unaudited)

NOTE 5 - Concentration of Credit Risk

The majority of the Company's accounts receivable are from customers located in the greater Gulf Coast area of Texas.

NOTE 6 - Notes Payable

At December 31, 2006, notes payable consisted of the following:

Promissory note, Mike Angwin, nonsecured interest rate is 0%, payable monthly at \$1,000.00, due August 31, 2011	\$11,500.00
Promissory note, Vertoro Association, nonsecured interest rate is 7%, payable 7/31/2008 one year note.	\$10,670.00
Promissory note, Mike Angwin, nonsecured interest rate is 0%, payable monthly at \$500.00, due November 1, 2009	\$31,751.35
Promissory note, At&t , nonsecured interest rate is 0%, payable monthly at \$400.00, due January 1, 2009	\$5,200
	\$59,121
Less current portion	-\$21,470
	\$37,651

Maturities on long term debt are as follows:

December 31, 2008	\$21,470
December 31, 2009	\$17,900
December 31, 2010	\$12,000
December 31, 2009	\$7,751
	\$59,121

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2007

(Unaudited)

NOTE 7 - Compensated Absences

The Company has not accrued for any compensated absences such as vacation.

NOTE 8 - Leases

The Company entered into a lease agreement for its office space commencing September 2007. The lease calls for monthly payments of $2,284.80. The lease was for five years which expires September 2012, and is renewable. Lease payments over the following years are as follows:

December 31, 2008	$	27,418
December 31, 2009	$	27,418
December 31, 2010	$	27,418
December 31, 2011	$	27,418
December 31, 2012	$	20,563

NOTE 9 - Advertising

Advertising costs are expensed as incurred. Advertising cost for the year were approximately $7,727.

NOTE 10 - Change in Ownership

In September 2007 99.4067% of the stock was acquired by Reliable Distributors.

SUPPLEMENTARY DATA

LIGHTSPEED SYSTEMS INC

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2007

Advertising	$	7,727
Auto expense		1,922
Bank fees		15
Contract Labor		6,031
Credit Card Fees		6,673
Depreciation expense		2,000
Entertainment & Meals		91
Insurance		1,190
Interest		2,478
Legal & Professional		4,430
Office expense		1,175
Payroll taxes		5,502
Postage		745
Taxes: other		970
Rent		25,310
Repairs and Maintenance		830
Telephone		5,540
Salaries and wages		66,539
Utilities		10,343
Total General and Administrative Expenses	**$**	**149,511**

See accompanying notes and accountants' report.

FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

WILLIAMSON, JASTER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
HOUSTON, TEXAS

INDEX

Williamson, Jaster & Company
CERTIFIED PUBLIC ACCOUNTANTS

9731 WORTHAM BLVD., SUITE 101
HOUSTON, TEXAS 77065

TELEPHONE: (281) 955-9554
FACSIMILE: (281) 955-2786

Board of Directors
Lightspeed Systems, Inc.
5304A Bellaire Blvd
Houston, Texas 77401

We have compiled the accompanying balance sheet of Lightspeed Systems, Inc. (a corporation) as of December 31, 2006, and the related statement of income, and retained earnings, and cash flows for the Year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Williamson Jaster & Company

WILLIAMSON JASTER & COMPANY

March 6, 2008

LIGHTSPEED SYSTEMS INC

BALANCE SHEET

December 31, 2006

ASSETS

Current Assets:	
Cash	$ 390
Accounts receivable - trade	1,008
Inventory	2,543
Total Current Assets	3,941
Property, Plant and Equipment:	
Building improvements	10,122
Autos and trucks	16,130
Machinery and equipment	2,116
Furniture, fixtures and computers	515
Accumulated depreciation	(20,329)
Total Property, Plant and Equipment	8,554
Other Assets:	
Deposits	2,285
Total Other Assets	2,285
Total Assets	**$ 14,780**

See accompanying notes and accountants' report.

LIGHTSPEED SYSTEMS INC

BALANCE SHEET

December 31, 2006

CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts payable - trade	$	8,064
Accrued payroll liabilities payable		960
Sales tax payable		1,045
Credit card payable		373
Note payable current		7,061
Total Current Liabilities		17,503
Long-term Liabilities:		
Loans Shareholder		31,751
Total Long-term Liabilities		31,751
Total Liabilities		**49,254**
Shareholders' Equity:		
Common stock		1,000
Retained earnings		(35,474)
		(34,474)
Total Shareholders' Equity		**(34,474)**
Total Shareholders' Equity	**$**	**14,780**

See accompanying notes and accountants' report.

LIGHTSPEED SYSTEMS INC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Sales, less returns and allowances	$	199,541
Cost of Sales:		
Purchases		81,536
Total Cost of Sales		81,536
Gross Profit		118,005
General and Administrative Expenses		117,816
Income (Loss) from Operations		189
Income (Loss) before federal income taxes		189
Income Tax Expense		-
Net Income		189

See accompanying notes and accountants' report.

STATEMENT OF RETAINED EARNINGS

LIGHTSPEED SYSTEMS INC

For the Year Ended December 31, 2006

(Unaudited)

Retained Earnings, January 1, 2006	$ (35,663)
Net income for 2006	189
Retained Earnings, December 31, 2006	$ (35,474)

See Accountant's Compilation Report.

See Notes to Financial Statements.

LIGHTSPEED SYSTEMS INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net Income	$	189
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,561
(Increase) decrease in:		
Accounts receivable		772
Inventory		7,280
Deposit returned		3,406
Increase (decrease) in:		
Accounts payable		(3,850)
Accrued liabilities		(1,029)
Sales taxes payable		(515)
Credit Cards Payable		(448)
Net cash used in operating activities		**7,366**
Cash Flow from financing activities:		
New Borrowings: Long Term		-
Total Net Borrowings		-
Shareholder Loans		(2,000)
Debt reduction: Short & Long-term debt		(5,539)
Net cash provided (used) by financing activities		**(7,539)**
Net increase (decrease) in cash and equivalents		(173)
Cash and equivalents, beginning of year		564
Cash and equivalents, end of year		**391**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	593

See accompanying notes and accountants' report.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

(Unaudited)

NOTE 1- **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Lightspeed Systems Inc (the (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Nature of Business

The Company is a closely-held entity engaged in computer industry for consumer and business industry. Their primary business is repair services of personal computers. The services are performed at the company's shop or the client's place of business. They custom build computers to the client's needs and related services in the State of Texas, and greater Gulf Coast region of the United States.

(b) Accounts Receivable

The Company extends credit to customers in accordance with normal industry practice. In the opinion of management, all accounts receivable were collectible at year end.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

(Unaudited)

(c) Inventory

The Company maintains a stock of computers & computer parts for use in shop applications. Inventory is stated at the lower of cost or market on the first-in, first-out method.

(d) Property and Equipment

Property and equipment amounts are stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over lives ranging from three to thirty-nine years.

(e) Sales and Revenues

Revenue is generated through customized computer requirements, repairing customers computer to make them functional, or upgrading to make them more efficient. Jobs in progress at year-end were $350, which are not recorded until the customers. are billed.

(f) Cash and Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for the purpose of determining cash flow.

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- Accounts Receivable

Accounts Receivable consist of amounts due on open customer accounts and contract balances. The Company has not established an allowance for doubtful accounts and does not use the reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period that management determines collections are not probable. Five customers comprise 100% of the trade receivables at December 31, 2006.

NOTE 3 - Related Party Transactions

The Company has a note payable in the amount of $31,751 due to the majority shareholder. The note bears interest at 0% and is due on demand.

Note 4 – Income Taxes

The company files income tax return on a cash basis, resulting in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes.

These differences result principally from the timing of reporting account receivable and account payable, and net operating loss carryforwards.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

(Unaudited)

Note 4 – Income Taxes (Continued)

Reconciliation of income before taxes with Federal taxable income:

Financial Income before income taxes	$189
Accounts Receivable 2006	-1,008
Accounts Receivable 2005	1,780
Accounts Payable 2006	8,064
Accounts Payable 2005	-$11,914
Taxable Income	-$2,889
Income tax	$0
Taxable rate as a percentage of taxable income	0%

As of December 31, 2006, the company has United States net operating loss carryforwards, which may be applied to future taxable income, of $28,563. Net operating loss carryforwards expire as follows:

Tax year		
2022	$	3,291
2023		1,227
2025		21,156
2026		2,889
	$	28,563

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

(Unaudited)

NOTE 5 - Concentration of Credit Risk

The majority of the Company's accounts receivable are from customers located in the greater Gulf Coast area of Texas.

NOTE 6 - Notes Payable

At December 31, 2006, notes payable consisted of the following:

Promissory note, Community Bank, unsecured note, interest rate is 10.76%, payable monthly at 454.10, due July 14, 2007	$3,632
Promissory note, Ford , secured by 2002 F150 ford Truck interest rate is 2.43%, payable monthly at 285.77, due July 1, 2007	$3,429
	$7,061
Less current portion	-$7,061
	$0

Maturities on long term debt are as follows:	
December 31, 2007	$0
	$0

NOTE 7 - COMPENSATED ABSENCES

The Company has not accrued for any compensated absences such as vacation.

NOTES TO FINANCIAL STATEMENTS

LIGHTSPEED SYSTEMS INC

December 31, 2006

(Unaudited)

NOTE 8 - Leases

The Company entered into a lease agreement for its office space commencing October 2002. The lease calls for monthly payments of $2,360. The lease was for five years which expires September 2007, and is renewable. Lease payments over the following years are as follows:

December 31, 2007	$	21,240

NOTE 9 - Advertising

Advertising costs are expensed as incurred. Advertising cost for the year were approximately $4,815.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Board of Directors agreed to move the lease space. In September 2007 99.4% of the stock was acquired by Reliable Distributors. Yellow Book (At&t) sued Lightspeed for non payment of advertising. They settled out of court for $8,000.00 which will be payable at $400 each month with no interest on the payments. The settlement happened in June 2007 and will be booked against 2007 earnings.

SUPPLEMENTARY DATA

LIGHTSPEED SYSTEMS INC

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2006

Advertising	$	4,815
Auto expense		877
Contract Labor		440
Depreciation expense		1,561
Insurance		813
Interest		593
Licenses, fees, permits		2,322
Office expense		645
Payroll taxes		4,711
Postage		135
Taxes: other		507
Rent		27,418
Repairs and Maintenance		1,617
Telephone		7,680
Salaries and wages		55,816
Utilities		7,866
Total General and Administrative Expenses	**$**	**117,816**

See accompanying notes and accountants' report.

SUBSCRIPTION AGREEMENT

LightSpeed Systems, Inc.
5304ABellaire Boulevard
Bellaire, Texas 77401

Gentlemen,

The undersigned (the "Subscriber") hereby subscribes to purchase that number of Units offered by LightSpeed Sysyems, Inc., each consisting of one share of Common Stock of LightSpeed Systems, Inc, one class A Warrant, one class B Warrant, and one Class C Warrant (the "Units") at a price of $0.11 per Unit, as is indicated on the Signature Page hereof.

1. Payment.

Accompanying this subscription is a check for the full amount of the purchase price, as set forth below, payable to LightSpeed Systems, Inc. (or alternatively funds have been wired).

2. Access to Information.

a). The Subscriber has been provided with a copy of an Offering Circular for LightSpeed Systems, Inc.,and has had an opportunity to review same.
b). In addition, the Company will make available to the Subscriber for his inspection upon request, any and all material information about the Company which management has available.
c). At the convenience of the Subscriber, he may telephone or visit one or more of the Company's Officers and/or Directors, for the purpose of questioning them with respect to the Company and this offering.

3. Risks

The Subscriber understands that an investment in the Company involves a high degree of risk. The Subscriber further understands that the price of the Units has been arbitrarily determined, and does not reflect earnings, book value, or other customary criteria, and that the Company is a development stage Company.

4. Subscriber's representations.

a). The subscriber is a resident of the state indicated on the signature sheet.
b). The Subscriber has adequate financial means to sustain a complete loss of its investment in the Units has no need in the foreseeable future for liquidity in or income from its investment, and is able to bear the economic risk of loss of investment in the Units.
c). The Subscriber has such knowledge and experience in financial and business matters that he (it) is capable of evaluating the merits and risk of an investment in the Company.

5. Conditions

Subscriber understands that this subscription is subject to acceptance by the Company, and to prior sale of the Shares.

6. Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of Texas, without regard to principles of conflict of laws.

LIGHTSPEED SYSTEMS, INC.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE
for Subscription to Units

Number of Units subscribed for: ____________________ (at $0.11 per Unit)
Cashier Check enclosed, (or funds wired): $_______________

______________________	______________________ ______________________	________________
(Signature of Subscriber)	(Please print name. If signing for corporation or other entity, also print name of entity)	(Social Security or Tax Identification) Number)

Please check appropriate box:
[ ] Individual Ownership
[ ] Tenants in Common
[ ] Joint Tenants with Right of Survivorship

________________________________	________________________, 200_
(Name of any adviser or professional who assisted with making your investment decision)	(Execution Date)
Subscriber's residence address (please print)	Mailing address if different from residence address (please print)
________________________________	________________________________
(Street)	(Street)
________________________________	________________________________
(City, State, Zip Code)	(City, State, Zip Code)
________________________________	________________________________
(Telephone Number)	(Telephone Number)

Accepted:
LIGHTSPEED SYSTEMS, INC.

Date: ______________________

By: ______________________________ Title: __________________________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, CA. [illegible], on June 26, 2008.

Lightspeed Systems, Inc.

By /s/ [signature]

Title: President

By /s/ [signature]

Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature] Director

John Wittbank Director

____________________ Director

PART III

EXHIBITS

2.0 LightSpeed Systems, Inc. Amended Articles of Incorporation

2.1 LightSpeed Systems, Inc. By-Laws

3.0 Form of Class A Warrant

3.1 Form of Class B Warrant

3.2 Form of Class C Warrant

3.3 Promissory Note issued to LightSpeed Capital, Inc., with Security Agreement, Pledge Agreement, and Extension Agreement.

4.0 Form of Subscription Agreement

11.0 Opinion of counsel as to legality of securities covered by the Offering Statement

EXHIBITS

2.0
ARTICLES

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Phil Wilson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF AMENDMENT
OF

LIGHTSPEED SYSTEMS, INC.
129795500

The undersigned, as Secretary of State of Texas, hereby certifies that the attached Articles of Amendment for the above named entity have been received in this office and have been found to conform to law.

ACCORDINGLY the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law hereby issues this Certificate of Amendment.

Dated: 11/19/2007
Effective: 11/19/2007

Phil Wilson
Secretary of State

MICHAEL E. ANGWIN
MY COMMISSION EXPIRES
APRIL 23, 2011

Copied 01-30-2009

E-2.0-1

Form 404 (revised 9/05)		This space reserved for office use.
Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: $150**	**Articles of Amendment Pursuant to Article 4.04, Texas Business Corporation Act**	FILED In the Office of the Secretary of State of Texas NOV 19 2007 Corporations Section

Article 1 –Name

The name of the corporation is as set forth below:

Please Expedite

LIGHTSPEED SYSTEMS, INC.

State the name of the entity as it is currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name in Article 1.

The filing number issued to the corporation by the secretary of state is: 01297955

Article 2—Amended Name

(If the purpose of the articles of amendment is to change the name of the corporation, then use the following statement)

The amendment changes the articles of incorporation to change the article that names the corporation. The article in the Articles of Incorporation is amended to read as follows:

The name of the corporation is (state the new name of the corporation below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term. The name must not be the same as, deceptively similar to, or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 3 –Amendment to Registered Agent/Registered Office

The amendment changes the articles of incorporation to change the article stating the registered agent and the registered office address of the corporation. The article is amended to read as follows:

Registered Agent of the Corporation
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be corporation named above) by the name of:

OR

☒ B. The registered agent is an individual resident of the state whose name is set forth below.

First Name	MI	Last Name	Suffix
Joseph	W	Hall	

Registered Office of the Corporation (Cannot be a P.O. Box.)

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
5304 A Bellaire Blvd	Bellaire	TX	77401-3904

E-2.0-2

Article 4 – Other Altered, Added, or Deleted Provisions

Other changes or additions to the articles of incorporation may be made in the space provided below. If the space provided is insufficient to meet your needs, you may incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

replace Article IV Capital Stock with the following text:

Article IV Capital Stock
The aggregate number of shares which the corporatoin shall have authority to issue is two hundred million (200,000,000) shares of common stock. Such shares shall have no par value per share.

Article 5—Statement of Approval

The amendments to the articles of incorporation have been approved in the manner required by the Texas Business Corporation Act and by the constituent documents of the corporation.

Effectiveness of Filing

A. ☒ This document will become effective when the document is filed by the secretary of state.

OR

B. ☐ This document will become effective at a later date, which is not more than ninety (90) days from the date of its filing by the secretary of state. The delayed effective date is ______________

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

16 Nov 2007
Date

MICHAEL E. ANGWIN
MY COMMISSION EXPIRES
APRIL 23, 2011

Copied 01-30-2009

[signature]
Signature of Authorized Officer
Jim Davidson
President

2.1
BYLAWS

Adopted by the Board
of Directors as of
January 25, 1994

BYLAWS

OF

LIGHTSPEED SYSTEMS, INC.

ARTICLE I

Stockholders

Section 1.01 Annual Meeting. The annual meeting of stockholders for the election of directors and the transaction of such other business as may come before it shall be held at the office of the Corporation in Houston, Harris County, Texas, unless otherwise determined by the Board of Directors, at such time as the Board of Directors may determine on the 30th day of June in each year, unless such day is a holiday or weekend, in which case it shall be held on the next succeeding business day.

Section 1.02 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called at any time by the President, Vice President or the Secretary or by resolution of the Board of Directors and shall be called at any time by the Secretary at the request in writing of the stockholders owning twenty percent (20%) of the stock of the Corporation then entitled to vote for the election of directors. Special meetings of the stockholders shall be held at such place, within or without the State of Texas, as shall be stated in the notice of meeting or waiver thereof.

Section 1.03 Quorum. Except as otherwise required by law, the holders of a majority of the outstanding stock entitled to vote, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the stockholders. If the holders of the amount of stock necessary to constitute a quorum at any annual or special meeting of the stockholders shall fail to attend in person or by proxy, the holders of a majority of the votes of the stockholders entitled to vote at such meeting and present at such meeting in person or by proxy, may adjourn any such meeting from time to time without notice other than by announcement at the meeting until holders of the amount of stock requisite to constitute a quorum shall be present in person or by proxy. The holders of a majority of the votes of the stockholders entitled to vote at any meeting of the stockholders, and present in person or by proxy, may also adjourn any annual or special meeting from time to time without notice, other than by announcement at the meeting, until the transaction of any and all business submitted or proposed to be submitted to such meeting or any adjournment or adjournments thereof shall have been completed. At any such adjourned meeting at which a quorum may be present, in person or by proxy, any business may be transacted which might have been transacted at the meeting as originally notified or called.

Section 1.04 Organization. The President of the Corporation, and in the event of his absence, a Vice President of the Corporation, shall call meetings of the stockholders to order and shall act as Chairman of such meetings. In the absence of the President and a Vice President of the Corporation, the stockholders present by majority vote may appoint a chairman. The Secretary of the Corporation, or in his absence, an Assistant Secretary shall act as Secretary of all meetings of the stockholders but in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint any person to act as Secretary of the meeting.

Section 1.05 Stockholders Entitled to Vote. Each stockholder of record entitled to vote in accordance with the Articles of Incorporation, Bylaws, and the provisions of the Texas Business Corporation Act, shall be entitled to one vote for each share of stock entitled to vote standing in his name on the Stock and Transfer Books and records of the Corporation at every meeting of the stockholders. Shares of its own capital stock belonging to the Corporation shall not be voted directly or indirectly.

Section 1.06 Proxies. Each such stockholder may vote by proxy appointed by instrument in writing and subscribed by the stockholder or the duly authorized attorney of such stockholder, but no proxy shall be voted after eleven months from its date, unless said proxy expressly provides for a longer period and, except where the transfer books of the Corporation shall have been closed or a date shall have been fixed as a record date for the determination of stockholders entitled to vote, as hereinafter provided, no share of stock shall be voted at any election for directors which has been transferred on the books of the Corporation subsequent to the record date determined in accordance with Section 1.10.

Section 1.07 Voting by Fiduciaries and Pledgers. It shall not be necessary for any administrator, executor, guardian, conservator or trustee holding shares of stock with voting rights of the Corporation to obtain a court order authorizing him to vote such shares, provided such rights may be voted by him under Section F of Article 2.29 of the Texas Business Corporation Act and The Professional Corporation Act. The general proxy of a fiduciary shall be given the same weight and effect as the general proxy of an individual or corporation. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent said stock and vote thereon.

Section 1.08 Voting of Shares Owned by Other Corporations. Shares of stock of the Corporation standing in the name of another corporation and having voting rights may be voted by such officer, agent or proxy as the Bylaws of such other corporation may be prescribed, or, in the absence of such provision, as the Board of Directors of such other corporation may determine; or, in the absence of such provision or determination, as the President or any Vice President and Secretary or Assistant Secretary of such other corporation may be proxy, duly executed and sealed (but not necessarily acknowledged or verified) designate.

Section 1.09 Method of Voting. All voting shall be viva voce except that, upon the determination of the presiding officer of any meeting or upon demand of any qualified voter or his proxy, voting on any further question or questions at any meeting shall be by ballot. All elections and all other questions shall be decided by a majority of the votes cast except as otherwise provided by the laws of the State of Texas, the certificate of incorporation, or other certificate filed pursuant to law, or these Bylaws. Where voting is by ballot each ballot shall be signed by the stockholder voting or by his proxy, and shall state the number of shares voted.

Section 1.10 Record Date. The Board of Directors shall have the power to close the transfer books of the Corporation, or, in lieu thereof, fix a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders, as hereinafter provided.

Section 1.11 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before each meeting of the stockholders a complete list of the stockholders entitled to vote at said election, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be open for a period of ten (10) days prior to such meeting at the place where said election is to be held, for the examination of any stockholder, and shall be produced and kept at the place of election during the whole time thereof, and subject to the inspection of any stockholder who may be present. Upon the willful neglect or refusal of the said officers or directors to produce such a list at any election, they shall be ineligible for election to any office at such election. The original or duplicate stock ledger shall be the only evidence as to who are the stockholders entitled to examine such list or the books of the Corporation, or to vote in person or by proxy at such election. Such list shall also be produced and kept open at the place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.

ARTICLE II

Board of Directors

Section 2.01 Management of Business. The business and property of the Corporation shall be managed and controlled by a Board of Directors. Directors need not be stockholders.

Section 2.02 Number, Tenure and Qualifications. The number of directors of the Corporation shall be one (1). The number of directors may be increased from time to time by amendment to these Bylaws, but in no way shall the number be less than one (1). Each director shall hold office until the next annual meeting of the Stockholders and until his successors shall have been elected and qualified. Directors need not be residents of the State of Texas or stockholders of the Corporation.

Section 2.03 Election. The directors shall be elected at the annual meeting of the stockholders or at the adjourned annual meeting, and each director shall be elected to hold office, subject to the provisions of Section 2.06 and 2.07 hereof, until his successor shall be elected and shall qualify.

Section 2.04 Newly Created Directorships. If the number of directors is increased during the period intervening between annual stockholders' meetings, the newly created directorships resulting from the increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office, subject to the provisions of Section 2.06 and 2.07 hereof, until the next annual election and until their successors shall be duly elected and shall qualify.

Section 2.05 Filling of Vacancies. In case of any vacancies in the Board of Directors through death, resignation, disqualification, removal or other cause, the vacancies thus created may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office, subject to the provisions of Section 2.06 and 2.07 hereof, until the next annual election and until their successors shall be duly elected and shall qualify.

Section 2.06 Resignations. Any director or officer of this Corporation may resign at any time by giving written notice to the Board of Directors, or the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, if any, or if no time is specified therein, then upon receipt of such notice by the addressee; and, unless otherwise provided therein, the acceptance of such resignation shall be necessary to make it effective.

Section 2.07 Removal. Any director or the entire Board of Directors may be removed from office, with or without cause, upon the affirmative vote of a majority in the number of shares of the stockholders of the Corporation then entitled to vote at any special meeting of the stockholders, provided that notice of the intention to act upon such matter shall have been given in the notice calling such meeting, or the waiver of notice.

Section 2.08 Powers. In addition to the powers and authority expressly conferred upon the Board of Directors by the laws of the State of Texas, by the Articles of Incorporation or other certificate filed pursuant to law, and by these Bylaws, the Board may exercise all the powers of the Corporation and do all such lawful acts and things as may be done by the Corporation which are not by the laws of the State of Texas or by the Articles of Incorporation or other certificate filed pursuant to law, or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2.09 Annual Meeting. The newly elected Board shall hold a meeting immediately following the meeting of the stockholders at which such newly elected Board was elected for the purpose of organization, election of officers or otherwise, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present; or they may meet at such time and place as may be fixed by the consent in writing of all of the newly elected directors, or upon notice as provided in Section 8.03 hereof.

Section 2.10 Regular and Special Meetings. Regular meetings of the Board may be held at such times and places as shall from time to time by resolution be determined by the Board. Special meetings may be held when called by the President, Vice President, the Secretary or any two directors then in office.

Section 2.11 Place of Meetings. Except as otherwise provided in Section 2.09 hereof, meetings of the Board of Directors may be held at such place within or without the State of Texas as shall be stated in the notice of meeting or waiver thereof.

Section 2.12 Quorum. At all meetings of the Board of Directors, a majority of the Directors then in office shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If, at any meeting of the Board, there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained.

Section 2.13 Order of Business. At meetings of the Board of Directors business shall be transacted in such order as from time to time the Board of Directors may determine.

Section 2.14 Compensation. Directors as such shall not be entitled to receive any fixed sums for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be provided for attendance of Board meetings; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 2.15 Interest of Directors in Contracts. No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any firm of which one or more of its directors are members or employees, or in which they are otherwise interested, or between the Corporation and any corporation or association in which one or more of its directors are shareholders, members, directors, officers or employees, or in which they are otherwise interested, shall be void or voidable by reason of such directorship in this Corporation or such interest in such other firm, corporation or association, notwithstanding the presence of such director or directors at the meeting of the Board of Directors of this Corporation which acts upon or in reference to such contract or transaction, and notwithstanding his or their participation in such action, if (i) the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall authorize, approve or ratify such contract or transaction by a vote of a majority of the directors present, such interested director or directors to be counted in determining whether a quorum is present, but not be counted in calculating the majority necessary to carry such vote, or if (ii) the fact of such interest shall be disclosed or known to the shareholders and the shareholders by written consent or by vote of holders of record of majority of all the outstanding shares of stock entitled to vote, shall authorize, approve or ratify such contract or transaction; nor shall any director be liable to account to this Corporation for any profits realized by or from or through any such transaction or contract of the Corporation so authorized, ratified or approved by a reason of such directorship or interest. Nothing herein contained shall create liability in the events above described or prevent the authorization, ratification or approval of such transactions or contracts in any other manner permitted by law. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

Section 2.16 Liability of Directors in Certain Cases. A director shall not be liable for his acts as such if he is excused from liability under Section B, Section C or Section D of Article 2.41 of the Texas Business Corporation Act or the Texas Professional Corporation Act; and, in addition, to the fullest extent permitted by the Texas Business Corporation Act and the Texas Professional Corporation Act, each officer or Director or member of the executive committee, shall, in the discharge of any duty imposed or power conferred upon him by the Corporation, be fully protected if, in the exercise of ordinary care, he acted in good faith and in reliance upon the written opinion of an attorney for the Corporation, the books of account or reports made to the Corporation by any of its officials, or by an independent Certified Public Accountant, or by an appraiser selected with reasonable care by the Board of Directors or by such committee, or in reliance upon other records of the Corporation.

Section 2.17 Ratification by Shareholders or Directors of Certain Acts. The directors in their discretion may submit any contract or act for approval or ratification at any shareholders' meeting, and any contract or act that shall be approved or be ratified by the vote of a majority of the shares represented in person or by proxy at such shareholders' meeting at which there is a quorum, shall be as valid and binding upon the Corporation and upon all the shareholders as if it had been approved or ratified by every shareholder. Any transaction questioned in any shareholder's derivative suit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting may be ratified, unless prohibited by law, before or after judgment, by the Board of Directors or by the shareholders; and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its shareholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE III

Executive Committee

Section 3.01 Executive Committee. The Board of Directors may by resolution or resolutions, passed by a majority of the whole Board, designate from its members an Executive Committee (and may discontinue the same at any time by resolution passed by a majority of the Board) to consist of two or more of the directors of the Corporation. The members shall be appointed by the Board and shall hold office during the pleasure of the Board. The Executive Committee shall have and may exercise all the powers of the Board of Directors (when the Board is not in session) in the management of the business and affairs of the Corporation (and may authorize the seal of the Corporation to be affixed to all papers which may require it), except that the Executive Committee shall have no power (a) to elect directors; (b) to alter, amend or repeal these Bylaws or any resolution or resolutions of the directors designating an Executive Committee; (c) to declare any dividend or make any other distribution to the stockholders of the Corporation; or (d) to appoint any member of the Executive Committee. Regular meetings of the Executive Committee shall be held at such time and place as the Committee may determine. Notice of each meeting of the Executive Committee shall be given (or waived) in the same manner as notice for a directors' meeting, and a majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. Minutes of all such meetings shall be kept and presented to the Board of Directors upon request.

ARTICLE IV

Officers

Section 4.01 Number. The officers of the Corporation shall be chosen by the Board of Directors. The officers shall be a President, a Secretary, and such number of Treasurers, Vice Presidents, Assistant Secretaries and Assistant Treasurers, if any, as the Board from time to time may determine. Any person may hold two or more offices at the same time. The officers need not be members of such Board.

Section 4.02 Additional Officers. The Board may appoint such other officers, agents and factors as it shall deem necessary.

Section 4.03 Terms of Office. The President, any Vice President(s), the Secretary, and any Treasurers shall hold their offices until their successors are chosen and qualified, subject to the provisions of Section 4.04 hereof. All other officers shall hold office at the pleasure of the Board of Directors.

Section 4.04 Removal. Any officer, including, upon the choosing of a successor, the President, the Secretary, and the Treasurer, may be removed from office at any time by a majority vote of the entire Board of Directors with or without cause.

Section 4.05 Powers and Duties of Officers. The officers so chosen shall perform the duties and exercise the powers as follow as well as such other duties and powers, as may be assigned to them from time to time by the Board of Directors or the President:

A. President: The President, subject to the control of the Board of Directors, shall be in general charge of the affairs of the Corporation in the ordinary course of its business; he shall preside at all meetings of the stockholders and of the Board of Directors. He may make, sign and execute all deeds, conveyances, assignments, bonds, contracts and other obligations and any and all other instruments and papers of any kind or character in the name of the Corporation; and, with the Secretary or any Assistant Secretary, he may sign all certificates for shares of the capital stock of the Corporation. He shall do and perform such other duties as may from time to time be assigned to him by the Board of Directors.

B. Vice President: Each Vice President shall have the usual powers and duties pertaining to his office together with such other powers and duties as may be assigned to him by the Board of Directors, and the Vice President shall have an exercise the powers of the President during that officer's absence or inability to act. Any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

C. Treasurer: The Treasurer shall have custody of all funds and securities of the Corporation which come into his hands. When necessary or proper, he may endorse, on behalf of the Corporation for collection, checks, notes and other obligations and shall deposit the same to the credit of the Corporation in such bank or banks or depositories as shall be designated in the manner described by the Board of Directors; he may sign all receipts and vouchers for payments made to the Corporation, either alone or jointly with such officer as is designated by the Board of Directors. Whenever required by the Board of Directors, he shall render a statement of his cash account. He shall enter or cause to be entered regularly on the books of the Corporation to be kept by him for that purpose full and accurate accounts of all monies received and paid out on account of the Corporation. He shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors, give bond for the faithful discharge of his duties in such form and in such amount as the Board of Directors may require.

D Assistant Treasurers: Each Assistant Treasurer shall have the usual powers and duties pertaining to his office, together with such other powers and duties as may be assigned to him by the Board of Directors, and the Assistant Treasurer shall exercise the powers of the Treasurer during that officer's absence or inability to act.

E. Secretary: The Secretary shall keep the minutes of all meetings of the Board of Directors and the minutes of all meetings of the stockholders in books provided for that purpose. He shall attend to the giving and serving of all notices. He may sign with the President or Vice President in the name of the Corporation all contracts, conveyances, transfers, assignments, authorizations and other instruments of the Corporation and affix the seal of the Corporation thereto. He may sign with the President or a Vice President all of the certificates for shares of the capital stock of the Corporation and affix the corporate seal of the Corporation thereto. He shall have charge of and maintain and keep the stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct, all of which shall at all reasonable times be open to the inspection of any director upon request at the office of the Corporation during business hours, and he shall in general perform all duties incident to the office of Secretary subject to the control of the Board of Directors.

F. Assistant Secretaries: Each Assistant Secretary shall have the usual powers and duties pertaining to the office, together with such other powers and duties as may be assigned to such office by the Board of Directors, and the Assistant Secretary shall exercise the powers of the Secretary during that officer's absence or inability to act.

Section 4.06 Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meetings and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or Secretary or Treasurer and any such officer may, in the name and on behalf of the Corporation, take all such actions as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which this Corporation may own securities and at any meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present.

ARTICLE V

Indemnification

Section 5.01 Definitions. In this Article:

(a) "Indemnitee" means (i) any present or former Director, advisory director or officer of the Corporation, (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the Corporation's request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) hereof.

(b) "Official Capacity" means (i) when used with respect to a Director, the office of Director of the Corporation, and (ii) when used with respect to a person other than a Director, the elective or appointive office of the Corporation held by such person or the employment or agency relationship undertaken by such person on behalf of the Corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan to other enterprise.

(c) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

Section 5.02 Indemnification. The Corporation shall indemnify every Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, is or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 5.01, if it is determined in accordance with Section 5.04 that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the Corporation's best interests and, in all other cases, that his conduct was at least not opposed to the Corporation's best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Corporation or is found liable on the basis that personal benefit was improperly received by the Indemnitee the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the Corporation. Except as provided in the immediately preceding proviso to the first sentence of this Section 5.02, no indemnification shall be made under this Section 5.02 in respect of any Proceeding in which such Indemnitee shall have been (x) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee's Official Capacity, or (y) found liable to the Corporation. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 5.02. An Indemnitee shall be deemed to have been found liable in respect of any claims, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee.

Section 5.03 Successful Defense. Without limitation of Section 5.02 and in addition to the indemnification provided for in Section 5.02, the Corporation shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he is a witness or a named defendant or respondent because he served in any of the capacities referred to in Section 5.01, if such person has been wholly successful, on the merits or otherwise, in defense of the Proceeding.

Section 5.04 Determination. Any indemnification under Section 5.02 (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all Directors (in which designation Directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 5.04 or, if the requisite quorum of all of the Directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the shareholders in a vote that excludes the shares held by Directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 5.04 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonable prorated.

Section 5.05 Advancement of Expenses. Reasonable expenses (including court costs and attorneys' fees) incurred by an Indemnitee who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 5.04, after receipt by the Corporation of (a) a written affirmation by such Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification by the Corporation under this Article and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the Corporation if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such written undertaking shall be an unlimited obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Article, the Corporation, may pay or reimburse expenses incurred by an Indemnitee in connection with this appearance as a witness or other participation in a Proceeding at a time when he is not named a defendant or respondent in the Proceeding.

Section 5.06 Employee Benefit Plans. For purposes of this Article, the Corporation shall be deemed to have requested an Indemnitee to serve an employee benefit plan whenever the performance by him of his duties to the Corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed fines. Action taken or omitted by an Indemnitee with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

Section 5.07 Other Indemnification and Insurance. The indemnification provided by this Article shall (a) not be deemed exclusive of, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the Corporation's Articles of Incorporation, any law, agreement or vote of shareholders or disinterested Directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the Corporation on behalf of any Indemnitee, both as to action in his Official Capacity and as to action in any other capacity, (b) continue as to a person who has ceased to be in the capacity by reason of which he was an Indemnitee with respect to matters arising during the period he was in such capacity, and (c) inure to the benefit of the heirs, executors and administrators of such a person.

Section 5.08 Notices. Any indemnification of or advance of expenses to an Indemnitee in accordance with this Article shall be reported in writing to the shareholders of the Corporation with or before the notice or waiver of notice of the next shareholder's meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the twelve-month period immediately following the date of the indemnification or advance.

Section 5.09 Construction. The indemnification provided by this Article shall be subject to all valid and applicable laws, including, without limitation, Article 2.02-1 of the Texas Business Corporation Act, and, in the event this Article or any of the provisions hereof or the indemnification contemplated hereby are found to be inconsistent with or contrary to any such valid laws, the latter shall be deemed to control and this Article shall be regarded as modified accordingly, and, as so modified, to continue in full force and effect.

Section 5.10 Continuing Offer, Reliance, etc. The provisions of this Article (a) are for the benefit of, and may be enforced by, each Indemnitee of the Corporation, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Corporation and such Indemnitee and (b) constitute a continuing offer to all present and future Indemnities. The Corporation, by its adoption of these Bylaws, (x) acknowledges and agrees that each Indemnitee of the Corporation has relied upon and will continue to rely upon the provisions of this Article in becoming, and serving in any of the capacities referred to in Section 5.01(a) of this Article, (y) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnities and (z) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his right to enforce the provisions of this Article in accordance with their terms by any act or failure to act on the part of the Corporation.

Section 5.11 Effect of Amendment. No amendment, modification or repeal of this Article or any provisions hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnities to be indemnified by the Corporation, nor the obligation of the Corporation to indemnify any such Indemnities, under and in accordance with the provisions of the Article as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

ARTICLE VI

Books, Documents and Accounts

Section 6.01 Inspection of Books. The Board of Directors shall have the power to keep the books, documents and accounts of the Corporation outside of the State of Texas, except that the original or a duplicate stock ledger shall at all times be kept within the State of Texas. Except as otherwise expressly provided by the laws of the State of Texas and by the Articles of Incorporation or any amendment thereto, or by these Bylaws, and except as authorized by the directors or the stockholders, (a) no stockholder shall have any right to inspect any book, document or account of the Corporation and (b) the Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations the books, documents and accounts of the Corporation (other than the original or a duplicate stock ledger), or any of them, shall be open to the inspection of stockholders.

ARTICLE VII

Capital Stock

Section 7.01 Stock Certificates. The certificates for shares of the capital stock of the Corporation shall be in such form as shall be approved by the Board of Directors. They shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and the number of shares. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by the President, or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation. Where such certificate is signed (1) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such President, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary may be facsimile. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates may be issued, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 7.02 Transfers. Stock of the Corporation shall be transferable in the manner prescribed by the laws of the State of Texas and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before the new certificate shall be issued. The Board of Directors may appoint a transfer agent and a registrar for each class of stock and may require all stock certificates to bear the signature of such transfer agent and of such registrar.

Section 7.03 Registered Holders. The Corporation shall be entitled to treat the person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by the laws of the State of Texas.

<u>Section 7.04</u> <u>New Certificates</u>. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by its, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond sufficient (in the judgment of the directors) to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate or the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the directors, it is proper to do so.

<u>Section 7.05</u> <u>Closing Transfer Books - Record Date</u>. The Board of Directors may close the stock transfer books of the Corporation for a period not to exceed fifty days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect for a period not to exceed fifty days in connection with obtaining the consent of stockholders for any purpose. In lieu of closing the stock transfer books as aforesaid, the directors are hereby authorized to fix in advance a date, not exceeding fifty days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment or rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of any such dividend, or to any such allotment or rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such <u>record dated fixed</u> as aforesaid.

Section 7.06 Dividends. The directors may declare dividends as and when they deem expedient and as may be permitted by law and under the provisions of the Texas Business Corporation Act and the Texas Professional Corporation Act. Before declaring any dividend there may be reserved out of the earned surplus for working capital or as a reserve fund to meet contingencies or for equalizing dividends, or for such other purposes as the directors shall think conducive to the interest of the Corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII

Notices

Section 8.01 Stockholders' Notices. Except as otherwise provided in Sections 8.02 and 8.03 hereof, whenever stockholders are required or authorized to take any action at a meeting, the notice of the meeting shall be in writing and signed by the President, or a Vice President or the Secretary or an Assistant Secretary. Such notice shall state the purpose or purposes for which the meeting is called and the time when and the place within or without the State of Texas where it is to be held, and a copy thereof shall be served, either personally or by mail, upon each stockholder of record entitled to vote at such meeting, not less than ten or more than fifty days before the meeting. If mailed, it shall be directed to a stockholder at his address as it appears on the stock book. Except as otherwise expressly provided by law, no publication of any such notice shall be necessary.

Section 8.02 Notices of Adjournment. Notices need not be given of any adjourned meeting of stockholders or directors, special or regular, other than by announcement at the meeting which is being adjourned.

Section 8.03 Waiver of Notice. Whenever any notice whatever is required to be given under the provisions of the Texas Business Corporation Act, or the Texas Professional Corporation Act, or the Articles of Incorporation or any amendment thereto, or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of stockholders may be dispensed with, if all of the stockholders who would have been entitled to vote upon the action, if such meeting were held, shall consent in writing to such corporate action being taken. Whenever any notice whatever is required to be given under the provisions of the Texas Business Corporation Act, or the Texas Professional Corporation Act, or the Articles of Incorporation or any amendment thereto, or of these Bylaws, to any person with whom communication is made unlawfully by any law of the United States of America, or by any rule, regulation, proclamation or executive order issued under any such law, then the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person; and any action or meeting which shall be taken or held without notice to any such person or without giving or without applying for a license or permit to give any such notice to any such person with whom communication is made unlawful as aforesaid, shall have the same force and effect as if such notice has been given as provided under the provisions of the Texas Business Corporation Act, or the Texas Professional Corporation Act, or under the provisions of the Articles of Incorporation or any amendment thereto, or of these Bylaws.

Section 8.04 Directors' Notices. Three days' notice of each regular or special meeting of the directors, stating the time and place of the meeting, shall be given to each director by delivered mail, by telegram or by personal communication either over the telephone or otherwise, except as otherwise provided in Sections 2.09, 7.02 and 7.03 hereof. Notice of any meeting of the Board of Directors need not state the purpose or purposes thereof unless herein expressly provided.

ARTICLE IX

Contracts, Checks, Drafts, Bank Accounts, Etc.

Section 9.01 Authority to Contract. The Board of Directors, except as in these Bylaws otherwise provided, may authorize any officer or officers, agent or agents, in the name of and on behalf of the Corporation, to enter into any contract or execute and deliver any instrument, and such authority may be general or confined to specific instances; and, unless so authorized by the Board of Directors or expressly authorized by the Bylaws, no officer or agent or employee shall have any power or authority to bind the Corporation by a contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or to any amount.

Section 9.02 Payment of Funds. All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors; provided that no employee on leave of absence from the service of the Corporation shall be authorized to sign any check, draft or other order for the payment of money out of the funds of the Corporation.

Section 9.03 Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks or other depositories as the Board of Directors may select, and for the purpose of such deposit the President, Vice President, the Treasurer, the Secretary or other officer or agent or employee of the Corporation to whom such power may be delegated by the Board of Directors, may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

ARTICLE X

Miscellaneous

Section 10.01 Offices. The principal place of business and office of the Corporation in the State of Texas shall be in Houston, Harris County, Texas. The Corporation may also have offices at other places within and/or without the State of Texas.

Section 10.02 Seal. The corporate seal, if one be adopted, shall be circular in form and with the name of the Corporation inscribed around the margin and with a five pointed star in the center, or in such other form as may be prescribed by the Board of Directors.

Section 10.03 Fiscal Year. The fiscal year shall be as is from time to time determined by the Board of Directors.

Section 10.04 Amendment of Bylaws. Except as otherwise provided by law and subject to the provisions of Section 2.18, the power to alter, amend, or repeal the Bylaws or to adopt new Bylaws shall be vested in the Board of Directors, and such action may be taken by the affirmative vote of a majority of the entire Board of Directors at any meeting thereof.

Section 10.05 Section Headings. The headings of the Articles and Sections of these Bylaws are inserted for convenience or reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

MICHAEL E. ANGWIN
MY COMMISSION EXPIRES
APRIL 23, 2011

COPIED 01-30-08

E-2.1-19

EXHIBIT 3.0

FORM OF CLASS A

WARRANT TO PURCHASE COMMON STOCK

LIGHTSPEED SYSTEMS, INC.

Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by LIGHTSPEED SYSTEMS, INC. a Texas corporation (the "Company"), on __________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 2008.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to _______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.20, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on __________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(b) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(d) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon,

or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Texas as applied to agreements among Texas residents made and to be performed entirely within the State of Texas.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

LightSpeed Systems, Inc.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS A WARRANT

To: LightSpeed Systems, Inc.

The undersigned hereby elects to purchase ________________ shares of Common Stock of LightSpeed Systems, Inc. pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: ____
____

Date: _______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____
____
____

E-3.0-5

EXHIBIT 3.1

FORM OF CLASS B

WARRANT TO PURCHASE COMMON STOCK

LIGHTSPEED SYSTEMS, INC.

Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by LIGHTSPEED SYSTEMS, INC. a Texas corporation (the "Company"), on __________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 2008.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to _______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.33, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on __________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(b) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(d) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon,

or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Texas as applied to agreements among Texas residents made and to be performed entirely within the State of Texas.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

LightSpeed Systems, Inc.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS B WARRANT

To: LightSpeed Systems, Inc.

The undersigned hereby elects to purchase ________________ shares of Common Stock of LightSpeed Systems, Inc. pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: ____
____

Date: _______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____

EXHIBIT 3.2

CLASS C

WARRANT TO PURCHASE COMMON STOCK

LIGHTSPEED SYSTEMS, INC.

Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by LIGHTSPEED SYSTEMS, INC. a Texas corporation (the "Company"), on __________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 2008.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to _______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.36, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on __________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(b) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(d) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Texas as applied to agreements among Texas residents made and to be performed entirely within the State of Texas.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

LightSpeed Systems, Inc.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS C WARRANT

To: LightSpeed Systems, Inc.

The undersigned hereby elects to purchase ________________ shares of Common Stock of LightSpeed Systems, Inc. pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: ____
____

Date: _______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____
____
____

3.3
LIGHTSPEED CAPITAL DOCUMENTS

EXHIBIT 3.3
EXTENSION OF MATURITY DATE
OF
PROMISSORY NOTE.

Lightspeed Capital, Inc., the holder of that certain Promissory Note in the principle sum of $49,000, which has a maturity date of May 15, 2008, executed by Lightspeed Systems, Inc., for valuable consideration, receipt of which is hereby acknowledged, hereby extends the date of the maturity date of said note of Sept 15, 2008. This extension agreement supersedes all previous agreements between the parties with regard to extension of the maturity date of this obligation, whether written or oral.

Lightspeed Capital, Inc.

By;________________
Title:______________
Date: June 16, 2008

$49,000

PROMISSORY NOTE
Share Agreement
Warrant Agreement

FOR VALUE RECEIVED, LightSpeed Systems, Inc., a Texas Corporation (Borrower), hereby promises to pay LightSpeed Capital, Inc., a Delaware corporation (Lender), the principle sum of ($49,000) Forty Nine Thousand Dollars, plus interest at 6% per annum from December 4, 2007 through March 15, 2008, plus interest at 10% per annum from March 16, 2008 until paid, plus shares as provided below, plus warrants as provided below. All principle and all accrued and unpaid interest shall be all due and payable on or before May 15, 2008.

Borrower promises to provide Lender 445,425 shares of LightSpeed Systems common stock, with restrictions as to sale. These shares are to be provided out of 100 million shares to be issued and outstanding or available under warrants to be issued under the contemplated initial public offering or available under warrants issued hereby. Upon receipt of $49,000 from Lender, the shares shall be delivered in five certificates of 89,085 shares each with the name for each certificate to be specified by Lender.

In addition, Borrower shall issue to Lender warrants with 5 year terms. There shall be five warrants of $89,085 shares each with a strike price of $0.35 and five warrants of $89,085 shares each with a strike price of $0.75. The names for each of the warrants shall be provided by the Lender. Exercise of all warrants by the parties named by the Lender would transfer an additional 890,850 shares in exchange for a total of $489,967.50 to be paid to the treasury of LightSpeed Systems, Inc.

Payment of this Note is secured by collateral including the assets of Borrower. Payment of this Note is further secured by the pledge by Reliable Distributors, Inc., of 48,663,725 shares of common stock of LightSpeed Systems, Inc. and such additional shares as may be necessary to assure that LightSpeed Capital would have, with the shares indicated above and the shares obtained under the warrants indicated above, a majority of the outstanding capital stock of LightSpeed Systems, Inc., all pursuant to a separate Pledge Agreement and a separate Security Agreement.

Should any litigation be commenced between the parties hereto concerning this contract, or the rights and duties of the parties in relation thereto, the party prevailing in such litigation shall be entitled, in addition to duties of the parties in relation thereto, the party prevailing in such litigation shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its attorneys' fees in such litigation which shall be determined by the court in that litigation or in a separate action brought for that purpose.

This Note replaces an earlier note for the same principle amount, and is secured under the terms of the Security Agreement and Pledge Agreement previously executed to secure the earlier Note, which agreements are incorporated herein by reference.

This Agreement shall be governed and construed in accordance with the laws of the State of Texas.

To be paid in lawful money of the United States.

LightSpeed Systems, Inc., Maker and Payor)

By______________________________ Title__________________________

EXHIBIT 4.0
SUBSCRIPTION AGREEMENT

LightSpeed Systems, Inc.
5304ABellaire Boulevard
Bellaire, Texas 77401

Gentlemen,

The undersigned (the "Subscriber") hereby subscribes to purchase that number of Units offered by LightSpeed Sysyems, Inc., each consisting of one share of Common Stock of LightSpeed Systems, Inc, one class A Warrant, one class B Warrant, and one Class C Warrant (the "Units") at a price of $0.11 per Unit, as is indicated on the Signature Page hereof.

1. Payment.

Accompanying this subscription is a check for the full amount of the purchase price, as set forth below, payable to LightSpeed Systems, Inc. (or alternatively funds have been wired).

2. Access to Information.

a). The Subscriber has been provided with a copy of an Offering Circular for LightSpeed Systems, Inc.,and has had an opportunity to review same.
b). In addition, the Company will make available to the Subscriber for his inspection upon request, any and all material information about the Company which management has available.
c). At the convenience of the Subscriber, he may telephone or visit one or more of the Company's Officers and/or Directors, for the purpose of questioning them with respect to the Company and this offering.

3. Risks

The Subscriber understands that an investment in the Company involves a high degree of risk. The Subscriber further understands that the price of the Units has been arbitrarily determined, and does not reflect earnings, book value, or other customary criteria, and that the Company is a development stage Company.

4. Subscriber's representations.

a). The subscriber is a resident of the state indicated on the signature sheet.
b). The Subscriber has adequate financial means to sustain a complete loss of its investment in the Units has no need in the foreseeable future for liquidity in or income from its investment, and is able to bear the economic risk of loss of investment in the Units.
c). The Subscriber has such knowledge and experience in financial and business matters that he (it) is capable of evaluating the merits and risk of an investment in the Company.

5. Conditions

Subscriber understands that this subscription is subject to acceptance by the Company, and to prior sale of the Shares.

6. Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of Texas, without regard to principles of conflict of laws.

LIGHTSPEED SYSTEMS, INC.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE
for Subscription to Units

Number of Units subscribed for: ____________________ (at $0.11 per Unit)
Cashier Check enclosed, (or funds wired): $_______________

______________________	______________________ ______________________	________________
(Signature of Subscriber)	(Please print name. If signing for corporation or other entity, also print name of entity)	(Social Security or Tax Identification) Number)

Please check appropriate box:
[ ] Individual Ownership
[ ] Tenants in Common
[ ] Joint Tenants with Right of Survivorship

______________________________	______________________, 200_
(Name of any adviser or professional who assisted with making your investment decision)	(Execution Date)

Subscriber's residence address (please print)	Mailing address if different from residence address (please print)
______________________________ (Street)	______________________________ (Street)
______________________________ (City, State, Zip Code)	______________________________ (City, State, Zip Code)
______________________________ (Telephone Number)	______________________________ (Telephone Number)

Accepted:
LIGHTSPEED SYSTEMS, INC.

Date: ______________________

By: ______________________________ Title: __________________________

Exhibit 11.0
Form of Opinion

DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES
Ritz Carlton Annex
(310) 823-8300/fax (310) 301-3370

NEWPORT BEACH
Balboa Bay Club Annex
(949) 631-1142

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

6/26/08, 2008

LightSpeed Systems, Inc.

Gentlemen:

I have acted as your counsel for corporate matters in connection with your preparation and filing of Form 1-A with the Securities and Exchange Commission covering the offering of Units consisting of Common Stock (the "stock") and Warrants of LightSpeed Systems, Inc.

In so acting, I have examined and relied upon such records, documents and other instruments as in our judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies.

Based on the foregoing, I am of the opinion that:

The Stock, when issued and delivered in the manner and/or the terms described in the Form 1-A as filed (after it is declared qualified) will constitute duly and validly issued, fully paid and nonassessable common stock of LightSpeed Systems, Inc.

I hereby consent to the use of this opinion as an exhibit to the Form 1-A filing. In giving this consent, I do not hereby admit that I come within the category of a person whose consent is required under Section 7 of the Act, or the general rules and regulations thereunder.

Very Truly Yours,

Donald G. Davis
For Davis & Associates

END